GENESIS AI

A Protocol for Machine Learning Networki

The Problem

AIs exist in silos. They are developed and operated in a closed environment. There is no easy way for Machine Learning models to exchange data and trade services



The Solution

GenesisAI is a Machine Learning protocol. On top of this ML protocol we are building a marketplace for AI models. The marketplace connects companies in need of AI services, data, and models with companies interested in monetizing their AI tech



Vision

Lay foundation for
Artificial General Intelligence



Product Walkthrough



https://youtu.be/Lwz4WjsOHTM

Founders



Archil Cheishvili
Business Development
Harvard College (Economics)
Bridgewater Associates



David Fan
Product
Harvard College (Computer Science)
Google



Mena Gadalla
Product
Harvard University
(PHD in Computation
Science & Engineerin

Advisors





Neil Flanzraich

Director, Chipotle

Prof.Tim Kraska

MIT, AI/ML Expert



Travi

CEO, Do

Prof. Thomas Magnanti

Dean of Engineering, MIT

Prof. Stratos Idreos

Harvard SEAS, Data Science





Prof.

Harvard Bu

High Quality AI

Increasing the quality of AI products and services by ~300%

Ensemble Learning + distillation – we average model outputs for the best accuracy

Validation Accuracy – buyers upload sample data with correct results. GenesisAI tests different models to find the best one

Cross-Provider Transfer Learning – allowing multi-AI agent interaction. E.g. Speech recognition + language translation = Speech translation

Cross-Provider Transfer Learning

Allowing multi-AI agent interactions



Competitive Advantages



Better quality through Validation Accuracy, Ensembling + Distillation, and Cross-Provider Transfer Learning

Lower prices through removing intermediaries and increasing the supply of AI products and services

Market Size

2017



$230B

2027

$5.5T

Source: Transparency Market Research

Business Model



30% of marketplace transactions



Strong Traction



Over 25 partnerships!

Raised ~$1M

GenesisAI

- A marketplace for all things AI

- Cheaper and higher quality AI products

- 30% commission

- The first step in the generation of an artificial general inte

For more information contact
archil@genesisai.io